Exhibit 12.1

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

STATEMENTS OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

	Six Months Ended June 30,		Years Ended December 31,
(in millions, except ratios)	2012	2011	2011	2010	2009 (b)	2008 (b)	2007 (b)
Earnings:
Income (loss) from continuing operations before provision for income taxes and extraordinary item	$53.1	$(66.0)	$(61.9)	$121.7	$142.4	$86.4	$119.8
Add:
Fixed charges	13.5	13.1	26.7	26.6	29.5	34.0	23.6

Total earnings	$66.6	$(52.9)	$(35.2)	$148.3	$171.9	$120.4	$143.4

Fixed charges:
Interest expense	$11.2	$10.9	$22.1	$22.9	$25.7	$29.9	$20.9
Preferred share dividends	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Rental interest factor	2.3	2.2	4.6	3.7	3.8	4.1	2.6

Total fixed charges	$13.5	$13.1	$26.7	$26.6	$29.5	$34.0	$23.6

Ratio of earnings to fixed charges	4.9:1	(a )	(a )	5.6:1	5.8:1	3.5:1	6.1:1

(a)	The coverage deficiency for the six months ended June 30, 2011 and for the year ended December 31, 2011 is $66.0 million and $61.9 million, respectively.

(b)	Income from continuing operations before provision for income taxes and extraordinary item has not been restated for the retrospective adoption of the Deferred Acquisition Costs pronouncement.

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